UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

iBasis, Inc.

(Name of Subject Company)

iBasis, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

450732201

(CUSIP Number of Class of Securities)

Ofer Gneezy
President & Chief Executive Officer
20 Second Avenue, Burlington, MA 01803
(781) 505-7500

(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael L. Fantozzi, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. One Financial Center Boston, MA 02111 617-348-1640	Mark S. Flynn Chief Legal Officer and Corporate Secretary iBasis, Inc. 20 Second Avenue Burlington, MA 01803 781-505-7955	Dennis J. Friedman, Esq. Eduardo Gallardo, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 212-351-4000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) amends and supplements the Schedule 14D-9, originally filed by iBasis, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 30, 2009, relating to the tender offer by KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”), which is a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“KPN”), pursuant to which Purchaser has offered to buy all outstanding Shares that it does not already own for $1.55 per Share net to the seller in cash, without interest and less required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated July 28, 2009 (the “Offer to Purchase”) and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement and Rule 13e-3 Transaction Statement filed by KPN and Purchaser under cover of Schedule TO with the SEC on July 28, 2009. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph of Item 8:

“(g)         Litigation Filed by the Company Against KPN.

On August 3, 2009, the Company filed a lawsuit in the Court of Chancery in the State of Delaware, against KPN, Purchaser, Merger Sub, Eelco Blok, Joost Farwerck, Ad Scheepbouwer, Stan Miller, Baptiest Coopmans, A.H.J. Risseeuw, M. Bischoff, C.M. Colijn-Hooijmans, K.I. Jager, M.E. Van Lier Lels, J.B.M. Streppel, R.J. Routs, D.J. Haank, W.T.J. Hageman, M.E. Hoekstra, and M.N.A.J. Vogt (collectively, “Defendants”).  The complaint asserts a count for breach of fiduciary duty against Purchaser, Blok and Farwerck based on the materially false and misleading statements and omissions of material facts made in the Offer to Purchase.  The complaint also asserts a count for breach of fiduciary duty against Purchaser, Blok and Farwerck for knowingly engaging in a scheme to drive down the Company’s stock price (the “Scheme”) and by participating in a coercive and unfair Offer.  In addition, the complaint asserts a count for aiding and abetting the breach of fiduciary duty against KPN, Merger Sub, Scheepbouwer, Miller, Coopmans, Risseeuw, Bischoff, Colijn-Hooijmans, Jager, van Lier Lels, Streppel, Routs, Haank, Hageman, Hoekstra, and Vogt for engaging in the Scheme, and for authorizing and approving Purchaser’s coercive Offer.  The complaint further asserts a count for civil conspiracy against all Defendants for conspiring to artificially depress the share price of the Company in order to purchase the remaining Shares at a grossly unfair price through its unlawful Offer.  Moreover, the complaint asserts a count for fraudulent inducement against KPN and Purchaser for deliberately concealing from the Company KPN’s intent to engage in the Scheme in order to buy the remainder of the Company at a dramatically reduced price.  The complaint also asserts a count for breach of fiduciary duty with regard to the entire fairness of the transaction against KPN, Purchaser and Merger Sub for commencing a tender offer that is grossly inadequate, coercive and coupled with an Offer to Purchase that is inadequate and false and misleading in numerous respects.  The complaint seeks to: (1) preliminarily and permanently enjoin KPN, its employees, agents and all persons acting on its behalf or in concert with it from soliciting any Shares pursuant to, and/or consummating, the Offer; (2) preliminarily and permanently enjoin KPN from exercising any rights to vote in connection with the Shares it holds or that are held in its name — both those that Purchaser already holds and those acquired in the Offer; (3) declare that Defendants Purchaser, Farwerck and Blok have breached their fiduciary obligations to the Company’s stockholders; (4) declare that Defendants KPN, Merger Sub, Scheepbouwer, Miller, Coopmans, Risseeuw, Bischoff, Colijn-Hooijmans, Jager, van Lier Lels, Streppel, Routs, Haank, Hageman, Hoekstra, and Vogt have aided and abetted Defendants Purchaser, Farwerck and Blok’s breaches of fiduciary duty; (5) declare that Defendants have conspired to artificially depress the share price of the Company in order to purchase the remaining Shares at a grossly unfair price; (6) declare that Defendants KPN and Purchaser committed fraud; (7) award the Company its costs, fees and expenses in this action, including reasonable attorneys’ and experts’ fees; and (8) grant the Company such other and further relief as the Court may deem just and proper.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description
(a)(8)	Press release issued by the Company on August 3, 2009

(a)(9)

Complaint (C.A. No. 4774-VCS) filed by iBasis, Inc. against Koninklijke KPN N.V., KPN B.V., Celtic ICS Inc., Eelco Blok, Joost Farwerck, Ad Scheepbouwer, Stan Miller, Baptiest Coopmans, A.H.J. Risseeuw, M. Bischoff, C.M. Colijn-Hooijmans, K.I. Jager, M.E. Van Lier Lels, J.B.M. Streppel, R.J. Routs, D.J. Haank, W.T.J. Hageman, M.E. Hoekstra, and M.N.A.J. Vogt in the Court of Chancery of the State of Delaware on August 3, 2009.

(a)(10)	KPN’s Projections entitled “Strategic Scenario’s iBasis, 2009-2012”, dated June 12, 2009
(a)(11)	Press release issued by the Company on August 4, 2009

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iBASIS, INC.

By:	/s/ Ofer Gneezy
	Name:	Ofer Gneezy
	Title:	President and Chief Executive Officer

Dated:  August 4, 2009